UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

APPROVAL OF EMPLOYMENT TERMS FOR CHIEF EXECUTIVE OFFICER

Steakholder Foods Ltd. (the “Company”) hereby announces that on April 20, 2023, the board of directors of the Company, upon recommendation of its compensation committee, approved the terms of employment for Mr. Arik Kaufman as Chief Executive Officer as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, on February 22, 2023.

The terms were approved in accordance with the mechanism set forth in the Israeli Companies Law, 5759-1999, for approving such terms notwithstanding the resolution of the general meeting of March 30, 2023. To that end, the compensation committee and board of directors considered the results of the general meeting vote, details of the proposed terms of employment, and considerations including the risk of paying non-competitive compensation to its key personnel, the importance to the committee and board of ensuring stable management for the Company, and the fact that all proposed employment terms are at or below the average for chief executive officers of peer companies as per the independent benchmark commissioned by the Company prior to the original approval of the proposed terms.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-264110) and Form S-8 (File Nos. 333-255419, 333-267045 and 333-271112).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Yaron Kaiser
Name: Yaron Kaiser
Title: Chairman of the Board of Directors

Date: April 24, 2023